June 30, 2014

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	River Valley Bancorp
Registration Statement on Form S-1 (File No. 333-195361)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the rules and regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join River Valley Bancorp (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Monday, June 30, 2014, on or before 12:00 p.m., Washington D.C. time.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please note that the undersigned has effected from June 13, 2014, through the date hereof, approximately the following distribution of the preliminary prospectus dated June 13, 2014:

Class	Quantity
Underwriters	25
Securities Dealers	0
Institutional Investors	1,000
Individuals	150
Other	0
Total:	1,175

With respect to Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, entities participating in the distribution have been reminded of their obligations pursuant to the foregoing Rule. The undersigned confirms that it has complied with and will continue to comply with, and that it has been informed by participating dealers that they have complied and will continue to comply with, Rule 15c2-8 in connection with the above-referenced issue.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Lisa J. Schult
Name:	Lisa J. Schultz
Title:	Managing Director
Co-Head Capital Markets